March 24, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jordan Metoyer and Ada D. Sarmento

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3
Filed on February 8, 2021
File No. 333-252823

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marrone Bio Innovations, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-252823) to 4:00 p.m., Eastern Time, on March 26, 2021, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

Very truly yours,

Marrone Bio Innovations, Inc.

By:	/s/ Kevin Helash
Name:	Kevin Helash
Title:	Chief Executive Officer